Exhibit 21.1

E COM VENTURES, INC.

SUBSIDIARIES OF THE REGISTRANT

NAME OF SUBSIDIARY	STATE OF INCORPORATION
Perfumania, Inc.	Florida

Magnifique Parfumes and Cosmetics, Inc.	Florida

Perfumania Puerto Rico, Inc.	Puerto Rico

Ten Kesef II, Inc.	Florida

perfumania.com, inc.	Florida

Perfumania International Franchising, Inc.	Florida